Exhibit 99.4

NI 43-101 Technical Report

Feasibility Study of the Rainy River Project

CERTIFICATE OF QUALIFIED PERSON

This certificate applies to the technical report prepared for New Gold Inc. (“New Gold”) entitled: “Feasibility Study of the Rainy River Project, Ontario, Canada” signed on February 14, 2014 (the “Technical Report”) and effective January 16, 2014.

I, Colm Keogh, P. Eng., as a co-author of the Technical Report, do hereby certify that:

1)	I am currently employed as a Principal Mining Engineer in the consulting firm AMC Mining Consultants (Canada) Inc. with a business address at Suite 202, 200 Granville Street, Vancouver, British Columbia, V6C 1S4.

2)	I graduated with a Bachelor of Applied Science degree (Mining) from the University of British Columbia in Vancouver, British Columbia in 1988;

3)	I am a chartered member of the Association of Professional Engineers and Geoscientists of British Columbia. I have practiced my profession continuously since 1988 in a range of operational, technical and consulting roles;

4)	I visited the Rainy River Project site on September 26, 2013;

5)	I have read the definition of “qualified person” set out in the National Instrument 43-101—Standards of Disclosure for Mineral Projects (“NI 43-101”) and certify that, by reason of my education, affiliation with a professional association, and past relevant work experience, I fulfill the requirements to be an independent qualified person for the purposes of NI 43-101;

6)	I am independent of the issuer as independence is described in Section 1.5 of NI 43-101;

7)	I am responsible for Sections 15.3, 16.3 (except 16.3.6), 21.5.5 and 21.6.5 and contributed to sections 1.15.2, 1.15.3, 1.16.4, 1.16.5, 25.5, 26 and 26.2 of the Technical Report;

8)	I have no prior involvement with the Property that is the subject of the Technical Report;

9)	I have read NI 43-101 and the sections of the Technical Report under my responsibility have been prepared in compliance therewith; and

10)	That, as of the effective date of the Technical Report, to the best of my knowledge, information and belief, the sections of the Technical Report under my responsibility contain all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

Vancouver,	Colm Keogh [signed and sealed]
British Columbia	Colm Keogh, P. Eng.
February 14, 2014	Principal Mining Engineer
AMC Mining Consultants (Canada) Ltd

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